EXHIBIT 99.1

Precision Drilling Corporation Announces Organizational Changes

CALGARY, Alberta, July 03, 2019 (GLOBE NEWSWIRE) -- Doug Evasiuk, Senior Vice President, Sales & Marketing and Officer of the company, retired at the end of June, capping a successful 26-year career with Precision Drilling.  Kevin Neveu, President and CEO commented, “Doug has been an integral part of the Precision organization during his career.  Over the course of the past decade, Doug and his team have been instrumental in signing long-term contracts with North American oil and gas customers for over 90 new build AC Super Triple drilling rigs as well as marketing Precision’s integrated directional drilling and automation technology offerings. Doug’s efforts have been evident in Precision’s market share growth in both U.S. and Canada during his tenure.  We thank Doug for his many years of service to the Precision family and wish him well in his retirement.”

Additionally, Precision is making the following executive changes, effective immediately, to further enhance our High Performance, High Value service offering and position the organization for future growth.

  Gene Stahl appointed to the role of Chief Marketing Officer.  In this role, Gene will oversee the corporation’s strategic sales and marketing efforts on a global basis.

  Ross Pickering appointed to the role of Senior Vice President, Global Operations Excellence. In this role, Ross will oversee functions critical to our High Performance, High Value service offering and leveraging our scale, including: Global Health, Safety & Environmental; Asset Integrity and Quality Management Systems; Supply Chain and Major Capital Projects.

  Grant Hunter appointed to the role of Senior Vice President, North American Drilling Operations.  In this role, Grant will oversee drilling operations in both the United States and Canada.

Messrs. Stahl, Pickering and Hunter along with Rolly Marks, Senior Vice President International Drilling Operations will each report directly to Precision’s President and CEO, Kevin Neveu.

About Precision

Precision is a leading provider of safe and High Performance, High Value services to the oil and gas industry. Precision provides customers with access to an extensive fleet of Super Series drilling rigs supported by an industry leading technology platform that offers the most innovative drilling solutions to deliver efficient, predictable and repeatable results through service differentiation. Precision also offers directional drilling services, well service rigs, camps and rental equipment all backed by a comprehensive mix of technical support services and skilled, experienced personnel. Precision is headquartered in Calgary, Alberta, Canada. Precision is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information, please contact:

Carey Ford, CFA
Senior Vice President and Chief Financial Officer
713.435.6136

Dustin Honing, CFA
Manager, Investor Relations
403.716.4515

Precision Drilling Corporation
800, 525 - 8th Avenue S.W.
Calgary, Alberta, Canada T2P 1G1
Website: www.precisiondrilling.com